

May 9, 2007

<u>via U.S. mail and facsimile</u>

David D'Addario
Chief Executive Officer
Wise Metals Group LLC
857 Elkridge Road, Suite 600
Linthicum, MD 21090

      RE: Wise Metals Group LLC
               Form 10- K for the Fiscal Year Ended December 31, 2005
               Filed March 31, 2006
               File No. 3-117622

Dear Mr. D'Addario:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Terence O'Brien
               Accounting Branch Chief